Exhibit 99.1

ATS Announces Closing of US$282.9 Million Initial Public

Offering in the United States

Includes full exercise of over-allotment option

05/30/2023

CAMBRIDGE, ON – ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”), an industry-leading automation solutions provider, today announced the closing of its previously-announced public offering of the Company’s Common Shares (“Common Shares”) in the United States and Canada, representing ATS’ initial public offering in the United States and listing of the Common Shares on the New York Stock Exchange. A total of 6,900,000 Common Shares were sold by the Company, including 900,000 Common Shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$41 per share, for gross proceeds to the Company of US$282.9 million.

The offering was conducted through a syndicate of underwriters led by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as joint active bookrunners. TD Securities Inc. and Scotia Capital (USA) Inc. also acted as bookrunners in connection with the offering. National Bank of Canada Financial, Inc., Cormark Securities Inc., Stifel Nicolaus Canada Inc., Commerz Markets LLC, Raymond James Ltd., RBC Capital Markets, LLC and UniCredit Capital Markets LLC acted as co-managers.

ATS expects that the net proceeds of the offering will be used for strategic opportunities, including acquisitions, as well as working capital requirements and general corporate purposes. Consistent with ATS’ value creation strategy, ATS may execute on strategic opportunities, including disciplined acquisitions, if and when such opportunities arise, that drive the creation of long-term sustainable shareholder value. Pending those strategic opportunities, ATS expects to use the net proceeds to pay down amounts drawn on its C$750.0 million revolving senior secured line of credit. However, management of the Company will have discretion with respect to the actual use of the net proceeds of the offering.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”). Forward-looking statements include all information that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to, the Company’s expected use of the net proceeds of the offering; the value creation strategy; disciplined acquisitions; and the potential impact of strategic opportunities on shareholder value. Forward-looking statements are necessarily based on a number of estimates and assumptions regarding, among other things, general economic and political conditions and the ability of ATS to execute on its business objectives. Forward-looking statements are inherently subject to significant uncertainties, risks and other factors that could cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry to differ materially from those discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to, the volatility of the market and price of Common Shares; dilution of Common Shares from future offerings; the Company’s discretion in the use of proceeds of the Offering; the discretion of the Company to pay dividends; the costs of becoming a U.S. public company; the Company’s foreign private issuer status; the difference in Canadian and United States corporate and securities laws various strategic and market opportunities for ATS; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; expanding in emerging markets; the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; success and impact of the initiatives that ATS is undertaking; failure of the ATS Business Model to realize upon its objectives; the inability to successfully expand organically or through acquisition due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; the failure to realize the savings expected from reorganization activity or within the expected timelines; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that ATS is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; and other risks and uncertainties detailed from time to time in ATS’ filings with securities regulators, including, without limitation the risk factors described in the prospectus supplement, including the documents incorporated by reference therein (including ATS’ annual information form for the fiscal year ended March 31, 2023), and the registration statement in respect of the offering, which are available on www.sedar.com and the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov. ATS has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking statements. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. These forward-looking statements are only current as of the date of this press release. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communication ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation